November 21, 2006

Al Kraus
President and Chief Executive Officer
MedaSorb Technologies Corporation
7 Deer Park Drive, Suite K
Monmouth Junction, New Jersey 08852

**Re: MedaSorb Technologies Corporation
         Registration Statement on Form SB-2
         Filed October 27, 2006
         File No. 333-138247**

Dear Mr. Kraus:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Prospectus Cover Page

2.   For each item in the bullet point list, please specify the number of shares being offered.

Table of Contents

3.   Revise the table to include all major disclosure captions.

Prospectus Summary, page 1

Summary of our Business, page 1

4.   Given that you have not even begun the FDA approval process, it is premature to state you are "preparing to commercialize a breakthrough blood purification technology" unless you also state in reasonable detail the steps you need to complete before any of your products could be commercially available, the significant risks you face, and when you believe you might complete the FDA approval process. Briefly describe the current stage of development for each of your "products."

5.   State the basis for your belief that "there are many potential healthcare applications for our products…," and briefly describe the extent to which each of those applications have been tested.

Risk Factors, page 3

6.   We note that your authorized capital stock consists of 100,000,000 shares of common stock and 100,000,000 shares of preferred stock. If true, please add a risk factor that addresses the fact that you may issue authorized but unissued shares of common and preferred stock without further shareholder approval and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to this prospectus.

We depend on key personnel . . ., page 4

7.   From your disclosure in the "Management" section of your document, it appears that your Chief Medical Officer also has another job. Please disclose the amount of time he devotes to your company and explain the risk of the demands of his other job on his ability to devote time to your business.

The failure to obtain government approvals…, page 5

8.   Revise the caption to clarify that you have not started the process to seek FDA approval for any of your products and that the process, including the completion of clinical trials, is lengthy and expensive and may not result in FDA approval.

Data obtained from clinical …, page 6

9.   Revise this caption to clarify that you have not conducted clinical trials on any of your products to date.

Cautionary Statement…, page 10

10.   Delete the reference to the Private Securities Litigation Reform Act of 1995, because the Act is inapplicable to issuers of penny stock.

Equity Compensation Plan Information, page 12

11.   Explain how you determined the weighted-average exercise prices listed in the table.

Management's Discussion and Analysis or Plan of Operation, page 12

12.   Revise to clarify that you do not know whether the submission to the FDA of data from a pilot study you have not yet undertaken will allow you to conduct a subsequent pivotal study.

13.   Explain in more detail the transactions relating to the interest expense of $4,813,171 referred to on page 13.

Business, page 13

Overview, page 13

14.   Please provide the bases to support your claims regarding the efficacy of your products. If you cannot support these and other similar statements, please delete them:
    - "We have developed . . . a *breakthrough* blood purification technology . . ." (page 13)
    - "Current state-of-the-are blood purification technology . . . is incapable of effectively clearing these toxins." (page 13)
    - "hemodiafiltration does not approach the quantity of toxins removed by the BetaSorb device" (page 22)

15.   Revise your disclosure in the overview section to clearly describe your business plan. Delete vague references to other "potential" uses for your product or applications that "have been identified" if you have not does sufficient research to support those uses, or make clear that you have not done enough research to substantiate your beliefs.

Corporate History, page 14

16.   Expand to discuss the material terms of the reverse acquisition. For example, disclose the number of stockholders MedaSorb Delaware had prior to the merger. Disclose the amount and type of securities issued at the time of the reverse acquisition. Also disclose the material terms of the preferred stock financing, including the material terms of the stock and warrants and the number of purchasers. Identify the major shareholders before and after the acquisition and the number of shares they held. We may have further comments if the disclosure is not clear, concise, and complete.

17.   We note that Ms. Chassman "pledged certain securities held by her to the investors [in the Series A Preferred Stock offering] to ensure they do not suffer a loss on their investment in the first year following the date of their investment" and that she has a warrant to purchase the securities purchased by those investors. Expand the disclosure to explain how the pledged securities will be used to protect the other investors. We may have further comments.

Technology, Products and Applications, page 15

18.   Here or elsewhere in the Business section, describe in reasonable detail the physical characteristics of your proposed product. Explain how it is used in conjunction with the equipment you describe in the last paragraph. Explain how the CytoSorb differs physically and in other aspects from the BetaSorb. Explain the basis for your expectation that your "device" will sell for $500, given that you are in such an early stage of development and will not have a commercially marketable product for many years, if ever.

Markets, Size and Economic Potential, page 15

19.   It appears that you do not have a reasonable basis to make revenue projections when, in addition to a variety of other uncertainties and risks, you do not have any marketable products and have not yet commenced the lengthy process of seeking necessary regulatory approvals to market your products. Please revise to delete the projections here and throughout the business section.

20.   Please provide us with objective support for the data that you cite throughout the prospectus, clearly marked to support references made in your prospectus. We note, for example, statistics regarding the annual number of cases of sepsis in the United States as well as worldwide and the mortality rate for sepsis patients. In addition, please tell us whether third parties, including The National Kidney Foundation, consented to your use of their data and whether any reports were prepared specifically for your use.

Products (Currently in Development), page 16

21.   It appears that you have tested this product on one patient. If that is the case, delete statements that your technology "is supported by scientific research, "efficiently removes these larger toxins," that its "toxin clearing ability and the ability to interact safely with blood has been demonstrated clinically," that the design "has been extensively studies and shown to be efficacious in humans with kidney failure, and all similar statements that are inappropriate given the minimal testing.

22.   Expand the disclosure regarding your "several pilot studies" and "clinical pilot" to address the number of participants, material results and significance of each of the studies referenced in your Business section. Clarify whether these studies were conducted by you or are third-party studies. We may have further comment after reviewing your response.

Commercial and Research Partners, page 20

23.   Clarify whether you have any agreements with the University of Pittsburgh or its researchers and whether any of them have any equity or other interests in the registrant. If you do, disclose the material terms here, file the agreements as exhibits and revise MD&A to disclose the actual or expected effect these agreements might have on future operations, liquidity and capital resources. Disclose whether any research studies have been published discussing your technology, and, if so, furnish them to us.

24.   Disclose how many physicians are on your Critical Care Advisory Board, and discuss the functions of the board. Also disclose any fee arrangements you have with the participants.

25.   Please describe the material terms of the agreement with Fresenius and file it as an exhibit. Include in your disclosure the targets levels and profit sharing formula which will allow the company to share in the revenues attributable to the target levels. To the extent possible, indicate the likelihood of those target levels being met.

Royalty Agreements, page 20

With Principal Stockholder, page 20

26.   Revise your disclosure to specify the nature and amount of the investment made by Ms. Montiel, and file the agreement under which you granted her a perpetual royalty as an exhibit.

With Purolite, page 20

27.   Revise to specify the nature of the patents that are the subject of the settlement agreement and their relevance to your product candidates. Also disclose the "certain" of your products that are subject to royalty payments to Purolite and clarify what happens to your rights to your technology and proprietary know how after the 18 year term of the settlement agreement.

Competition, page 21

Sepsis, page 21

28.   Revise your disclosure to clarify your statement that CytoSorb is "highly efficient" in the removal of large toxins from circulating blood since it was only used on a single patient, and explain specifically how the device works if it does not rely on fluid extraction for blood purification.

Government Research Grants, page 22

29.   Please revise your disclosure to state when the $7 million NIH grant was issued and the status of the University of Pittsburgh study.

30.   Provide supplemental support for your statements that the two grants were awarded "*to explore the use of our technology* in sepsis and transplant organ preservation."

Intellectual Property and Patent Litigation, page 24

31.   Please revise your disclosure to describe your material patents and patent applications, including the duration of each material patient.

32.   Revise to specify the nature of the patents that are the subject of your dispute with Dow and their relevance to your potential products. Also disclose the current

status of the subject technology, including whether you challenged the Dow patents or have the ability to do so in the future.

Agreement with Chief Executive Officer, page 28

33.   Revise your dilution risk factor to address the options to which Mr. Kraus is entitled under the terms of his employment agreement. Also quantify the number of options to which Mr. Kraus is entitled assuming conversion to common stock of all outstanding Series A preferred stock and exercise of all related warrants.

34.   State the option exercise price that applies to his existing option grants and how the exercise price will be calculated for future grants. Provide similar disclosure with regard to Messrs. Capponi and Lamadrid.

Certain Relationships and Related Transactions, page 30

35.   Disclose whether Ms. Chassman was affiliated in any way with MedaSorb Delaware prior to entering into the investment agreement in October 2005. If she was a shareholder, disclose the percentage of her equity interest. File the Investment Agreement and any other agreements entered into with her as exhibits. Disclose the date when the 10 million shares of common stock were issued to her and when the lock-up agreement expires. Disclose the fair market value of the shares on the date they were issued to her. Disclose whether the 10 million shares are included in the aggregate of 20,340,929 shares of common stock that was outstanding at the time of the reverse acquisition.

36.   Please revise to disclose the fair market value of all securities (on an as-converted to common stock basis) Ms. Chassman received in exchange for the October 2005 loan of $1 million.

37.   We note that you issued the 10 million shares to Ms. Chassman in part for "assisting in arranging the merger transaction and concurrent offering." Expand to discuss Ms. Chassman's role in arranging these transactions and her related business expertise.

38.   Disclose the number of shares and the fair market value of the securities pledged by Ms. Chassman, and the number of warrants and shares of Series A preferred stock she received as consideration for her pledge. Also disclose the material terms of the warrants. Explain the reason for giving her the five-year warrants to purchase shares and warrants already owned by other investors.

39.   Disclose the $500,000 advance the company agreed to make to one of its majority stockholders, as disclosed in note 5 on page F-12, and identify the majority stockholder involved. If this advance is currently outstanding, so state.

40.   Disclose the amount of the additional investment made by Ms. Montiel and the equity interest she received in return in 2003.

41.   We note that the registrant converted MedaSorb Delaware's outstanding convertible notes. We also note that the registrant's largest shareholder held some or all of the notes. Expand to discuss the material terms of the notes and the conversion, and identify all affiliate holders.

Principal Stockholders, page 31

42.   Revise this table to reconcile beneficial ownership with that reflected in the selling shareholder table. Provide adequate disclosure regarding the 4.99% cap that applies to the convertible preferred stock and the right of the holder to waive it. Disclose in a footnote the percentage the first three selling shareholders would hold absent the cap.

Selling Stockholders, page 32

43.   It is not clear why Alpha Capital is listed in the table since its share ownership is blank. Please advise or revise.

44.   Please disclose the material terms of the transactions that resulted in the issuances reflected in the table. Explain the material terms regarding "adjustment shares," including how they are calculated.

45.   Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

June 30, 2006 Financial Statements, page F-2

General

46.   Please update the financial statements as required by Item 310(g) of Regulation S-B.

Note 4 Stockholders' Equity, page F-10

47.   We note that on June 30, 2006 you issued Series A 10% Cumulative Convertible Preferred Stock and warrants immediately following the closing of the June 30, 2006 merger.

- Please revise the filing to clearly disclose all the material terms of the convertible preferred stock and warrants, including but not limited to, the conditions under which the company or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, any conditions under which the company or the holder may redeem the stock, and the dividend rates and any adjustments thereto. Likewise, please clearly describe the material terms of all related agreements, such as registration rights agreements and guarantee agreements.

- Tell us and revise the filing to clearly describe how you have accounted for the Series A Convertible Preferred Stock, including any related discounts, any beneficial conversion features pursuant to EITF 98-5 **or** any embedded derivatives requiring bifurcation pursuant to SFAS 133 and EITF 00-19.

- Provide a similar discussion of your accounting for the warrants and the registration rights.

In this regard, as applicable, please refer to the guidance provided in SFAS 150, EITF 05-04, EITF 00-19 and the Division of Corporation Finance's Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

48.   We note disclosures herein that during the six months ended June 30, 2006 you issued 10,000,000 shares of common stock to an existing bridge loan holder in consideration for funding a $1,000,000 loan as well as assisting in arranging the merger transaction and concurrent offering. We also note page F-29 indicates that separately in 2005 you received a $1 million bridge loan as part of a proposed reverse merger transaction into a public shell company and in consideration for funding the loan, the note holder is entitled to be issued 10 million shares of your common stock to be issued upon the occurrence of certain events. Please tell us the generally accepted accounting principles that support how you accounted for and valued (including the measurement date of valuation) the loan and stock issuances referenced above as well as the periods in which the entries were made. Provide detailed references in your response to the supportive authoritative literature. Revise your filings as necessary based on our concerns. We may have further comments after reviewing your response and revisions.

December 31, 2005 Financial Statements, page F-13

Report of Independent Public Accountant, page F-13

49.   Please have your current accountant sign its report with the name as registered
        with the Public Company Accounting Oversight Board.

Statements of Operations, page F-16

50.   We note in December 2005 the Company reorganized its capital structure and
        converted from an LLC to a Corporation. When an issuer was formerly a tax
        exempt enterprise, pro forma tax and earnings per share data (calculated based on
        the number shares issued to the original owners on the date of incorporation and
        assuming those shares were outstanding for all prior periods) should be presented
        on the face of historical statements for the periods identified below:

        •   If necessary adjustments include more than adjustments for taxes, limit pro
            forma presentation to latest year.

        •   If necessary adjustments include only taxes, pro forma presentation for all
            periods presented is encouraged, but not required.

        In filings for periods subsequent to becoming taxable, pro forma presentations
        reflecting tax expense for earlier comparable periods should continue to be
        presented (properly labeled as pro forma) for periods prior to becoming taxable
        and for the period of change if you elected to present pro forma information for
        all periods pursuant to the guidance above. Such pro forma presentations should
        continue to calculate the pro forma tax expense based on statutory rates in effect
        for the earlier period.

Unaudited Pro Forma Financial Statements, page F-35

51.   Since the June 2006 transaction is a recapitalization and is not a business
        combination, Item 310(d) of Regulation S-B does not require you to present pro
        forma financial statements. Accordingly, please delete the pro forma financial
        statements from the filing.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-1

52.   Please describe to us the "previous agreements" with existing stockholders
        referenced in the third paragraph on page II-2. Also revise your disclosure here to

state the exercise price of the warrants issued and the market value of the 240,929 shares of common stock exchanged on September 30, 2006.

Exhibits

53.   We note that many of the agreements filed as exhibits, including, for example, Exhibits 2.1,10.1, 10.2, 10.3 and 10.4, are unexecuted. Please file all required agreements in final form consistent with Item 601 of Regulation S-B.

Exhibit 23.2

54.   Please file a current consent with a conforming signature for WithumSmith+Brown, A Professional Corporation.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Alison Newman, Esq. – Cooley Godward Kronish LLP